UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-24445

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CoBiz Inc. Employees 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CoBiz Inc.
821 17th Street Denver, CO 80202

COBIZ EMPLOYEES 401(K) PLAN

Denver, Colorado

FINANCIAL STATEMENTS

December 31, 2003 and 2002

TABLE OF CONTENTS

INDEPENDENT AUDITOR’S REPORT

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL INFORMATION

Schedule of Assets Held for Investment Purposes
Schedule of Reportable Transactions

EXHIBIT INDEX

Consent of Independent Auditor

Independent Auditor’s Report

To the Participants and Administrator of the
CoBiz Employees 401(k) Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits – modified cash basis of CoBiz Employees 401(k) Plan as of December 31, 2003 and the related statements of changes in net assets available for benefits – modified cash basis for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The statements of net assets available for benefits – modified cash basis and changes in net assets available for benefits – modified cash basis of the CoBiz Employees 401(k) Plan as of December 31, 2002 were audited by other auditors whose report dated June 12, 2003, expressed an opinion that these financial statements were fairly stated in accordance with the modified cash basis of accounting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental information were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefit of CoBiz Employees 401(k) Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended on the basis of accounting described in Note 2.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by the

Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Act of 1974.  The supplemental information is the responsibility of the Plan’s management. The supplemental information for the year ended December 31, 2003 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

CLIFTON GUNDERSON LLP

Denver, Colorado

May 13, 2004

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS
December 31, 2003 and 2002

	2003	2002

INVESTMENTS

Investments in insurance	$1,825,815	$1,559,446
Investment in mutual funds	7,205,257	3,234,794
Investment in CoBiz stock	2,957,535	1,718,429
Participant loans	189,657	118,458

NET ASSETS AVAILABLE FOR BENEFITS	$12,178,264	$6,631,127

These financial statements should be read in connection with the accompanying summary of significant accounting policies
and notes to financial statements.

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
MODIFIED CASH BASIS
For the Years Ended December 31, 2003 and 2002

	2003	2002

ADDITIONS TO NET ASSETS
Investment income:
Net appreciation (depreciation) in fair value of investments	$2,032,957	$(549,474)
Interest and dividends	67,775	41,054
	2,100,732	(508,420)
Contributions:
Employer	867,281	691,451
Participant	1,402,637	1,038,354
Rollover	1,555,690	566,224
	3,825,608	2,296,029

Total additions to net assets	5,926,340	1,787,609

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	358,736	393,456
Administrative expenses	20,467	7,939

Total deductions from net assets	379,203	401,395

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,547,137	1,386,214

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	6,631,127	5,244,913

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$12,178,264	$6,631,127

These financial statements should be read in connection with the accompanying summary of significant accounting policies
and notes to financial statements.

COBIZ EMPLOYEES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 – DESCRIPTION OF PLAN

The following description of the CoBiz (“Company”) Employees 401(k) Plan (the “Plan”) provides only general information.  The Company changed its name from Colorado Business Bankshares, Inc. on April 1, 2001.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan.  The Plan covers all full-time employees of the Company who have attained age 21 and have worked for the Company for one month.  The Plan was created on January 1, 1991 and restated on April 1, 2002 to comply with the recent rules and regulations known as GUST.  The Plan was also amended on January 1, 2001 to comply with the group of rules known as EGTRRA.  In 2002, the Plan also designated a new Plan provider, The Standard Insurance Company. The Reliance Trust Company was appointed to be custodian and maintain the CoBiz common stock investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1 % up to 25% of their pretax annual compensation, as defined in the Plan or up to $12,000 and $11,000 in 2003 and 2002, respectively, unless the participant attains age 50 during the Plan year, in which case they may contribute a catch-up contribution of an additional $2,000 and $1,000 in 2003 and 2002, respectively.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fifteen pooled separate accounts and an insurance investment contract as investment options for participants. The Company contributes a discretionary matching percentage determined annually.  The match for 2003 and 2002 was a dollar for dollar match up to 6% of the employees compensation.  The Company stock contributions are directed by the participants, as a result of restating the Plan in 2002.

Discretionary Contributions

The Company may contribute an additional discretionary contribution as determined by the Company’s Board of Directors. The Company will calculate these matching contributions on the basis of the participant’s eligible contributions. A participant’s eligible contribution equals the amount of the participant’s elective deferrals for the payroll period, which does not exceed 6% of a participant’s compensation for the payroll period.  There was no discretionary contribution in 2003 or 2002.

Participant Accounts

The Standard Insurance Company is responsible for preparing, maintaining and allocating amounts to individual participant’s accounts.  Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions, Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit provided from the participant’s deferral account and the earnings thereon and the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s value of the vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by a portion of the vested benefit in the Plan that is equal to the amount that is loaned to the participant. The loans bear interest at rates that range from 4 percent to 10.5 percent which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through bi-monthly payroll deductions.

Forfeitures

All forfeitures, which occur pursuant to the Plan, shall be applied to offset expenses. In 2003 and 2002, the forfeitures applied against expenses were $14,967 and $28,351, respectively. Additional forfeitures shall be applied to offset expenses and Employer contributions as such obligations accrue. For the years ended December 31, 2003 and 2002, employer contributions were reduced by $72,611 and $24,084, respectively, due to forfeitures.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time. Upon death of the participant, the benefit must be paid no later than 5 years from the date of the participant’s death, or if paid to the spouse, by one year after the participant’s death or when the participant would have reached age 72, whichever is later. If the beneficiary is not a spouse, the distribution must be made no later than December 31 of the year immediately following the calendar year in which the participant died.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.  This basis of accounting is not in accordance with accounting principles generally accepted in the United States.  Under the modified basis of cash receipts and disbursements, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

•                  Accrual of all contributions owed at each year-end, but not received until the following year.

•                  Accrual of dividends declared, but not paid.

•                  Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

•                  Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting as described in Note 2, requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value except for its investment contract which is valued at contract value with an insurance company.  Quoted market prices are used to value investments.  The insurance group annuity contract is valued daily at market value.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Loans to participants are valued at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan pays certain administrative expenses incurred in connection with the Plan.  The Company pays all other costs and expenses of maintaining the Plan.

Risks and Uncertainties

The Plan provides for investment options in stocks.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 3 – INVESTMENTS

The following presents investments at December 31, 2003 and 2002 that represent 5% or more of the Plan’s net assets.

	2003	2002

Standard Insurance Company
Guaranteed Interest Fund	$1,825,815	$1,559,446
Standard Insurance Company
Pooled Separate Account:
Harbor Bond	—	342,001
T. Rowe Price	650,154	—
Vanguard 500 Index	977,888	463,731
Federated Mid-Cap	837,559	436,207
T. Rowe Price Mid-Cap Growth	754,018	336,563
Harbor Capital Appreciation	763,709	368,069

CoBiz common stock	2,957,535	1,718,429

During 2003 and 2002, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value by $2,100,732 and $(508,420), respectively.  The detail for 2003 is as follows:

Interest	$98,061
Realized gains	58,885
Net appreciation in value of investments
Guaranteed Interest Fund	39,296
Pooled Separate Account	1,353,911
Common stock	550,579

Total	$2,100,732

The detail for 2002 is as follows:

Interest	$41,054
Net realized and unrealized appreciation (depreciation) in value of investments
Pooled Separate Account	(626,826)
Mutual funds	(41,768)
Common stock	119,120

Total	$(508,420)

The prior year’s presentation above has been revised for comparative purposes to agree to the current year’s presentation.

NOTE 4 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2002, the Plan entered into a benefit-responsive investment contract with Standard Insurance Company (Standard). Standard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Standard. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk on the contract issuer or otherwise. The crediting interest rates were 3.19% and 3.24% for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3%. Such interest rates are reviewed on a quarterly basis for resetting.  The average yield was 3.63% for 2003.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 1995, that this Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been restated and amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. The Plan filed for a new determination letter with the Internal Revenue Service in November, 2002.  A favorable determination letter was received on March 3, 2004.

NOTE 7 – ADMINISTRATION OF PLAN ASSETS AND RELATED PARTY TRANSACTIONS

Officers or employees of the Company performed certain administrative functions.  No such officer or employee receives compensation from the Plan.  Administrative expenses, icluding the investment advisory, management fees and contract administrator fees, are paid from forfeitures of the Plan.  The Company pays the trustee fees.

In 2002, the Plan designated the Advisory Committee as the trustee of the Plan.

NOTE 8 – SUBSIDIARY PARTICIPATION

As new subsidiaries are acquired, the Company admits the subsidiary’s employees into the Plan. The following subsidiaries of the Company are included in the Plan: CoBiz, Inc., CoBiz Insurance, Inc., Green, Manning & Bunch, LTD., CoBiz Bank, N.A. doing business as Colorado Business Bank and Arizona Business Bank, Alexander Capital Management Group, LLC, and Financial Designs, Ltd.

NOTE 9 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

There were no differences between the amounts reflected in the financial statements and the amounts reported on Form 5500 for the years ended December 31, 2003 and 2002.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

COBIZ EMPLOYEES 401(K) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2003

Plan’s Interest in Corporate Equity Securities and Currency	Description	Units/ Shares	Value Per Unit/ Share	Fair Value

* CoBiz, Inc.	Common Stock	256355.207	$11.54	$2,957,535

Plan’s Interest in Guaranteed Interest Fund

* Stable Asset Fund	Guaranteed Interest Fund
	Interest Fund	17242.177	$105.89	1,825,815
Plan’s Interest in Mutual Funds

* Harbor Bond	Mutual Fund	4422.481	92.10	407,302
* T. Rowe Price Equity - Income	Mutual Fund	23773.066	27.35	650,154
* Fidelity Balanced	Mutual Fund	6070.780	77.74	471,949
* Vanguard 500 Index	Mutual Fund	23055.480	42.41	977,888
* Federated Mid-Cap	Mutual Fund	25139.984	33.32	837,559
* Hotchkis Wiley Mid Cap Value	Mutual Fund	11228.339	49.60	556,956
* TCW Galileo Select Equity I	Mutual Fund	10622.751	31.13	330,683
* T. Rowe Price Mid-Cap Growth	Mutual Fund	16342.115	46.14	754,018
* Harbor Capital Appreciation	Mutual Fund	26972.566	28.31	763,709
* Brandywine	Mutual Fund	2561.063	32.94	84,368
* Sterling Capital Small Cap Val	Mutual Fund	3597.919	38.63	138,982
* Vanguard Small Cap Index	Mutual Fund	6237.177	37.16	231,742
* Vanguard Explorer	Mutual Fund	13954.470	34.61	483,007
* Templeton Foreign Advisor	Mutual Fund	15148.802	34.12	516,940

				7,205,257

Participant loans				189,657

TOTAL PLAN ASSETS HELD FOR INVESTMENT				$12,178,264

*                               Party-in-interest

COBIZ EMPLOYEES 401(K) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

For the year ended December 31, 2003

Identity of Party	Description of Asset	Number of Transactions	Purchase Price	Expense Incurred	Selling Price	Cost	Net Gain/(Loss)

Reliance Trust Company	CoBiz Inc. Stock	41	$876,728	$1,406	$876,728	$875,145	$2,049

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoBiz Employees 401(k) Plan

Date: June 24, 2004	By:	/s/ Darrell Schulte
Chairman of Advisory Committee

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of Independent Auditor, Clifton Gunderson LLP

23.2	Consent of Independent Accountant, Schroder & Associates, LLC